# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105201
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, No. 1760 Jiangling Road,, Binjiang District, Hangzhou, China (F4), 3100 51, 86-571-2809-8282

## Reporting persons
- Eric Li (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 72,799,747; shared voting power 0; sole dispositive power 63,831,976; shared dispositive power 0; aggregate amount beneficially owned 63,831,976 (56.4% of the class)
- Volvo Car Corporation (CIK 0001936654): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 12,677,431; shared voting power 0; sole dispositive power 12,677,431; shared dispositive power 0; aggregate amount beneficially owned 12,677,431 (11.2% of the class)
- PSD Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (30% of the class)
- PSD Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 42,917,431; shared voting power 0; sole dispositive power 33,949,660; shared dispositive power 0; aggregate amount beneficially owned 33,949,660 (30% of the class)
- Snita Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), other (OO); sole voting power 12,677,431; shared voting power 0; sole dispositive power 12,677,431; shared dispositive power 0; aggregate amount beneficially owned 12,677,431 (11.2% of the class)
- Volvo Car AB (CIK 0001899294): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 12,677,431; shared voting power 0; sole dispositive power 0; shared dispositive power 12,677,431; aggregate amount beneficially owned 12,677,431 (11.2% of the class)
- Geely Sweden Holdings AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (26.4% of the class)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (26.4% of the class)
- Beijing Geely Wanyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (26.4% of the class)
- Beijing Geely Kaisheng International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (26.4% of the class)
- Zhejiang Geely Holding Group Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 29,882,316; shared voting power 0; sole dispositive power 29,882,316; shared dispositive power 0; aggregate amount beneficially owned 29,882,316 (26.4% of the class)
- Geely Sweden Automotive Investment B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC), other (OO); sole voting power 16,738,542; shared voting power 0; sole dispositive power 16,738,542; shared dispositive power 0; aggregate amount beneficially owned 16,738,542 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Comment: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the "Statement"), relating to Class A ordinary shares, par value $0.01 per share (the "Class A Shares"), of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

CLOSING OF PIPE

On February 5, 2026, the previously disclosed PIPE transaction closed.

PUT OPTIONS

On February 5, 2026, PSD Investment Limited entered into two put option arrangements (collectively, the "Relevant Put Options") with GSAI, on terms substantially similar to the previously disclosed Put Options respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.

The percentages of beneficial ownership set forth herein are based on (i) 112,203,357 Class A ADSs and (ii) 996,419 Class B ADSs, issued and outstanding as of February 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

The Reporting Persons have not effected any transactions in the Issuer's Shares since Amendment No. 10.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Relevant Put Options and is incorporated herein by reference. A copy of the form of a substantially similar agreement was previously filed as an exhibit to Amendment No. 8 and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Eric Li: /s/ Eric Li, Eric Li (Shufu Li) (02/06/2026)
- Volvo Car Corporation: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (02/06/2026)
- Volvo Car Corporation: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (02/06/2026)
- PSD Investment Limited: /s/ Shufu Li, Shufu Li, Sole Director (02/06/2026)
- PSD Capital Limited: /s/ Shufu Li, Shufu Li, Sole Director (02/06/2026)
- Snita Holding B.V.: /s/ Fredrik Hansson, Fredrik Hansson, Authorized Signatory (02/06/2026)
- Snita Holding B.V.: /s/ Helen Hu, Helen Hu, Director (02/06/2026)
- Volvo Car AB: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (02/06/2026)
- Volvo Car AB: /s/ Helen Hu, Helen Hu, Director (02/06/2026)
- Geely Sweden Holdings AB: /s/ Shufu Li, Shufu Li, Director (02/06/2026)
- Geely Sweden Holdings AB: /s/ Donghui Li, Donghui Li, Director (02/06/2026)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: /s/ Quang Zhang, Quan Zhang, Director (02/06/2026)
- Beijing Geely Wanyuan International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (02/06/2026)
- Beijing Geely Kaisheng International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (02/06/2026)
- Zhejiang Geely Holding Group Company Limited: /s/ Conghui An, Conghui An, Legal Representative & Director (02/06/2026)
- Geely Sweden Automotive Investment B.V.: /s/ Per Ansgar, Per Ansgar, Director (02/06/2026)
- Geely Sweden Automotive Investment B.V.: /s/ Quan Zhang, Quan Zhang, Director (02/06/2026)